

Mail Stop 3561

November 21, 2017

Gregory B. Maffei
Chief Executive Officer
Liberty Interactive Corporation
12300 Liberty Blvd.
Englewood, Colorado 80112

> **Re: Liberty Interactive Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 15, 2017**
> **File No. 333-220270**
>
> **Amendment No. 1 to Schedule 13E-3 filed by HSN, Inc., Liberty Interactive**
> **Corporation, et. al.**
> **Filed November 15, 2017**
> **File No. 005-84170**

Dear Mr. Maffei:

We have reviewed your amendments to the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, providing the requested information, or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, pleased tell us why in your response.

After reviewing any response or amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2017 letter.

Amendment No. 2 to Registration Statement on Form S-4

Background of the Merger, page 21

1.   We note your response to comment 2 and the revised disclosure on page 45 stating that neither Allen & Co. nor any other outside third party provided a "fairness opinion, report or appraisal" regarding the transaction. Notwithstanding the reported absence of a fairness opinion, report or appraisal, please refer to Item 1015(a) of Regulation M-A and

disclose whether or not Liberty Interactive received any opinion, report or appraisal that was materially related to the transaction. In addition, please advise us of the basis upon which you relied to conclude the "strategic advice" that Allen & Co. provided Liberty Interactive regarding "specific deal terms" falls outside the scope of Item 1015.

HSNi's Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger, page 51

2.   We refer to comment 8 and your revised disclosure on page 56 that the HSNi board considered all of these factors as a whole and concluded that they supported a determination that the proposed merger was advisable, fair to and in the best interests of HSNi and the HSNi stockholders, "including the HSNi stockholders unaffiliated with Liberty Interactive." Please refer to Rule 13e-3(a)(4) and Item 1014(a) and revise to state whether HSNi reasonably relieves that the transaction is fair or unfair to the unaffiliated HSNi stockholders, or advise why the quoted reference to "unaffiliated with Liberty Interactive" has been included.

3.   We refer to comment 6 and your revised disclosures in this section. Please refer to Item 1014(b) of Regulation M-A and revise to include an analysis of the extent to which, if any, HSNi's fairness determination is based on the factors cited in Instruction 2 to Item 1014. To the extent that HSNi relies upon third parties, such as Goldman Sachs and Centerview Partners, to address these factors, HSNi must expressly adopt the advisors' discussion of these factors. For guidance, refer to Question 20 in Exchange Act Release 34-17719 (Apr. 13, 1981). Please also revise the penultimate paragraph on page 87 to clarify the extent to which, if any, Liberty Interactive and Merger Sub based its fairness determination on the factors cited in Instruction 2 and whether they expressly adopt the Goldman Sachs and Centerview Partners reports.

        Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, Joseph McCann, Attorney-Adviser in the Office of Mergers & Acquisitions, at (202) 551-6262, Nicholas Panos, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3266, or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        /s/ Lisa M. Kohl for

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products

cc: Renee Wilm, Esq.
    Baker Botts L.L.P.